HUHUTECH International Group Inc.

3-1208 Tiananzhihui Compound
228 Linghu Road
Xinwu District, Wuxi City, Jiangsu Province
People’s Republic of China 214135

January 17, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kevin Stertzel
Claire Erlanger
Gregory Herbers
Jay Ingram

Re:	HUHUTECH International Group Inc.
Amended Registration Statement on Form F-1
Filed on May 31, 2023
File No. 333-270958

Ladies and Gentlemen:

This letter is in response to the letter dated June 8, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to HUHUTECH International Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement”) is being submitted to accompany this letter.

Amended Form F-1 filed May 31, 2023

Management, page 99

1.	Please amend your disclosure to include the annual base salary figure for CFO Huiping Zhang.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have updated our disclosure to include the annual base salary figure for CFO Huiping Zhang in the Amended Registration Statement.

Related Party Transactions, page 102

2.	Please file all outstanding loan agreements as exhibits to your registration statement, including outstanding loans agreements with the Bank of China.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have filed all outstanding loan agreements as exhibits to your registration statement, including outstanding loans agreements with the Bank of China in the Amended Registration Statement.

We appreciate the assistance the Staff has provided with its comments. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Yujun Xiao
Name:	Yujun Xiao
Title:	Chief Executive Officer